SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of OCTOBER, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR OPENS 2 NEW ROUTES TO WARSAW AND STOCKHOLM

              & EXTENDS PRIORITY BOARDING OPTION TO ALL PASSENGERS


Ryanair, Ireland's favourite airline, today (Wednesday, 18th October 2006) announced 2 new routes from Dublin to Warsaw and Stockholm. This brings to 20 the number of new European routes that Ryanair will launch from Dublin in 2007 and takes to 71 the number of low fare destinations that Ryanair offers to Dublin passengers. These 20 new routes from Dublin in 2007 prove a number of points:

1) There is ample room at Dublin airport to grow

2) There will be increased competition between RY and AL regardless of whether the current bid succeeds or not. This increased competition between RY and AL disproves the claims of those who suggest that the Ryanair offer will lead to less competition and higher fares.

3) AL's high fares will be forced down through competition - better deal for consumers.

DESTINATION          STARTS             RYANAIR FARE     AER LINGUS FARE

F'ventura            Dec                   EUR22               EUR79

F'hshafen            Dec                   EUR22               EUR55 (Munich)

Grenoble             Dec                   EUR22               EUR55

Madrid               Dec                   EUR22               EUR55

Tenerife             Dec                   EUR22               EUR79

Turin                Dec                   EUR22               EUR55

Almeria              Jan                   EUR22               EUR65

Seville              Jan                   EUR22               EUR65

Vitoria              Jan                   EUR22               EUR55

Bologna              Feb                   EUR22               EUR55

Pula (Croatia)       Feb                   EUR22               EUR65 (Dubrovnik)

Warsaw               Feb                   EUR24               EUR65

Oslo                 Dec                   EUR22               NO SERVICE

Tampere              Dec                   EUR22               NO SERVICE

Billund              Jan                   EUR22               NO SERVICE

Rzeszow              Jan                   EUR22               NO SERVICE

Alghero (Sardinia)   Feb                   EUR22               NO SERVICE

Malta                Feb                   EUR22               NO SERVICE

Stockholm            Feb                   EUR24               NO SERVICE

Trapani (Sicily)     Feb                   EUR22               NO SERVICE

    Current lowest offers - one way tax and charges included

Ryanair also announced today a new online check-in and priority boarding service enhancement that will allow all passengers to enjoy online check-in / priority boarding for just GBP2/EUR3 per flight from 1st November 2006. This service improvement will extend the option of priority boarding to all passengers and not just those travelling without checked in bags as was previously the case.

Passengers travelling with checked in luggage will (from 1st November) be able to enjoy priority boarding at departure gates for GBP2/EUR3 per flight. These passengers will then be entitled to board the aircraft first and choose their seats. This will be particularly advantageous for families and groups who wish to travel together.

Those travelling with hand luggage only will also have the option to enjoy the double benefit of bypassing airport check-in queues and avail of priority boarding at the departure gate by checking in on line for just GBP2/EUR3 per flight.

From 1st November, families with children will no longer be pre-boarded however they will have the option of online check-in and priority boarding if travelling without checked in luggage or priority boarding purchased at the airport if travelling with checked in bags.

Announcing these new routes and additional service enhancements, Mr. Michael Cawley Ryanair's Deputy CEO said:

        "Ryanair's continued expansion is great news for passengers who will enjoy our lowest fares to even more destinations. The arrival of Ryanair means just one thing for all passengers, whether in Dublin, Warsaw or Stockholm - lower fares, better service, more flights and a welcome saving from the high fares of Aer Lingus, LOT and SAS.

        "The launch of 20 low fare Ryanair routes from Dublin, starting December will enable passengers to travel to 71 destinations throughout Europe for less than half the price of Aer Lingus. There is plenty of room for all European airlines to grow from Dublin and Ryanair is growing fastest because passengers are voting with their feet in favour of the lowest fares. Regardless of whether Ryanair offer for Aer Lingus succeeds, these new routes mean that the two airlines will continue to compete vigorously with each other as well as with the 50 other high fare airlines currently serving Dublin to deliver lower fares and a better deal for consumers.

        "We are also pleased to extend the option of priority boarding to all passengers, including those travelling with checked in bags. This will make the airport experience much more pleasurable for all of our passengers, allowing them to go to the front of queues at departure gates and choose their preferred seats on board. From 1st November for just GBP2/EUR3 per person per flight, families, groups and friends will be able to guarantee their seats together on board.

        "From the same date and for the same price, passengers travelling with hand luggage only will enjoy the double benefit of bypassing check-in queues and priority boarding when they check in on-line.

        "Ryanair's No. 1 customer service already delivers the lowest fares, the best punctuality and the youngest aircraft. Now, Ryanair's passengers will also be able to enjoy a hassle free airport experience by avoiding queues at airport check-in and departure gates with our new online check-in and priority boarding service".


Ends.                                   Wednesday, 18th October 2006

For further information:

Peter Sherrard - Ryanair                Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228                   Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 October 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director